Exhibit 99.11

ZenaTech Progresses its Proprietary Quantum Computing Hardware Platform for Defense, Homeland Security and Government Applications

Vancouver, British Columbia, (January 22, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, provides a progress update on its initiative to build a proprietary quantum computer hardware platform to enable powerful and secure AI autonomy solutions for US Defense, Homeland Security and Government Applications. The company has identified core technology requirements and vendors and is currently engaged in procuring key components for the assembly of its first quantum computer prototype model. The company currently expects to have the five qubit quantum prototype complete and be operational later in 2026. The hardware is expected to be a scalable computing platform designed to process and analyze large, complex datasets including those generated by the company’s ZenaDrone drones and drone swarms, providing real-time actionable insights and decision-support for military and government applications.

“Creating our own quantum computer prototype is an important foundational step in having a vertically integrated platform designed to handle the massive volumes of data generated by our drone systems and to support mission-critical intelligence capabilities that modern defense forces demand,” said Shaun Passley, Ph.D., ZenaTech CEO. “We are building a technology platform to strengthen autonomous operations in contested environments, enhancing security and resilience, as well as to position ZenaTech for larger, long-term defense opportunities that align with global defense priorities.”

The quantum computing prototype platform is also intended to support advanced artificial intelligence (AI) applications across the company’s R&D portfolio. These include the Eagle Eye project focused on advanced AI defense applications operating through Zena AI, the company’s advanced AI hub located in Baton Rouge; Clear Skies, its project for advanced weather forecasting and wildfire management; and Sky Traffic, a project focused on advanced traffic management.

AI Autonomous Drones play a vital role in defense ISR (Inspection, Surveillance and Reconnaissance) missions, providing rapid and safe situational awareness. Applications include persistent surveillance of borders, bases, and coastlines; reconnaissance of hazardous or hard-to-reach areas using single drones or coordinated swarms; automated detection and tracking of threats such as vehicles, vessels, or troop movements; enabling commanders to swiftly identify and prioritize targets; and post-mission analysis to assess changes. Leveraging quantum computing, the company is working towards enhancing the ability to process and analyze complex, large-scale datasets in real time, improving threat detection, operational insight, and decision-support in dynamic defense environments.

Quantum computing is an emerging field of cutting-edge computer science, harnessing the unique qualities of quantum mechanics to solve problems beyond the capabilities of even the most powerful classical computers. Quantum enables the processing of massively complex mathematical problems and real-time data sets such as data collected from drone swarm sensors, at orders of magnitude faster speeds.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for commercial, government and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.